September 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	PIMCO Municipal Income Fund

(File Nos. 333-267282, 811-10377)

Ladies and Gentleman:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on September 6, 2022.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newport Beach and the State of California on the 8th day of September, 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Benjamin Niehaus at (617) 235-4675 or Adam Schlichtmann at (617) 951-7114.

Sincerely,

/s/ Wu-Kwan Kit

Wu-Kwan Kit, Secretary

cc:	Tim Bekkers, Esq.

David C. Sullivan, Esq.

Adam Schlichtmann, Esq.

Benjamin Niehaus, Esq.